Darren K. DeStefano +1 703 456 8034 ddestefano@cooley.com

May 30, 2018	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Autolus Therapeutics Limited in connection with Registration Statement on Form F-1 (File No. 333-224720)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin
Ms. Irene Paik
Mr. Mark Brunhofer
Ms. Mary Mast

RE:	Autolus Therapeutics Limited
Registration Statement on Form F-1
Registration No. 333-224720

Ladies and Gentlemen:

On behalf of Autolus Therapeutics Limited (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 8, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, originally confidentially submitted with the Commission on February 9, 2018, resubmitted to the Commission on March 22, 2018 and April 27, 2018, and subsequently filed by the Company with the Commission on May 7, 2018 (File No. 333-224720) and amended on May 10, 2018 (the “Registration Statement”), we submit this supplemental letter to further address comment 4 of the Comment Letter.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (703) 456-8034 rather than rely on the U.S. mail for such notice.

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Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

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May 30, 2018

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Staff Comment and Company Response

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

4.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its ordinary shares and the estimated valuation range for its initial public offering (“IPO”).

Preliminary IPO Valuation Range

The Company advises the Staff that, after taking into account the input of the lead underwriters for the proposed IPO, it preliminarily estimates a pre-money valuation range for its IPO of approximately $[***] million to $[***] million (the “Valuation Range”), or approximately $[***] to $[***] per American Depositary Share (“ADS”) (the “Assumed IPO Price Range”), based on the number of ordinary shares outstanding on a fully diluted basis and before giving effect to an anticipated reverse stock split to be effected through the Reorganization described below. The Valuation Range remains under discussion between the Company and the lead underwriters of the IPO, and a bona fide price range will be included in a pre-effective amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show. The Company advises the Staff that the price range will be no more than $2.00, if the maximum price is $10.00 per ADS or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per ADS, unless otherwise approved by the Staff.

As described in the Registration Statement, the Company plans to effect a reorganization of its outstanding share capital (the “Reorganization”) prior to the effectiveness of the Registration Statement. In the Reorganization, the different classes of the Company’s issued share capital (series A preferred, B ordinary and C ordinary) will be reorganized and converted into a single class of ordinary shares at a conversion ratio based on the midpoint of the bona fide price range for the IPO. The Company will re-register as a public limited company, and in connection therewith will change its name to Autolus Therapeutics plc. The Company currently anticipates that each ADS to be sold in the IPO will represent one ordinary share of Autolus Therapeutics plc.

As is typical in IPOs, the Valuation Range was not derived using a formal determination of fair value, but was estimated by the Company with input from the lead underwriters. Among the factors that were considered in setting the Valuation Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biopharmaceutical industry;

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•	the Company’s progress in its clinical development programs;

•	other business developments impacting the Company; and

•	feedback from the Company’s “testing the waters” meetings with prospective investors.

The Valuation Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO, with no probability weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

Summary of Recent Option Grants

The Company is providing the following supplemental information to the Staff to facilitate its review process. As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the C ordinary shares has been determined by the Company’s board of directors (the “Board”) as of the date of each equity grant, with input from management, considering the Company’s most recent third-party valuation of its B ordinary shares and C ordinary shares, as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent sale of shares or third-party valuation through the date of the grant, including:

•	the progress of the Company’s research and development programs, including the status of preclinical studies and planned clinical trials for its product candidates;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the biopharmaceutical industry, and trends within that industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the C ordinary shares;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

September 2017 Option Grants

As described on pages 103-105 of the Registration Statement, the Company granted share options and restricted C ordinary shares during the fiscal year ended September 30, 2017. The most recent of these grants were made in September 2017, shortly before the closing of the Company’s preferred share financing transaction on September 25, 2017. For accounting purposes, the fair market value of the C ordinary shares underlying the September 2017 option grant was to be based on a third-party valuation that gave effect to the financing transaction (the “September 2017 Valuation”).

As described on page 104 of the Registration Statement, the fair market value of the C ordinary shares was determined to be $1.74 per share in the September 2017 Valuation. The September 2017 Valuation was performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity

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May 30, 2018

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Securities Issued as Compensation. The September 2017 Valuation used the option pricing method (“OPM”) to “backsolve” for the Company’s equity value implied by the purchase price of the series A preference shares in September 2017 ($3.08 per share). This implied company equity value of approximately $[***] million, based on the prevailing exchange rate at that time, was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights. After giving effect to the issuance of new series A preference shares on September 25, 2017, the holders of series A preference shares would be entitled to receive a liquidation preference of approximately $175 million in any potential liquidity event before the holders of ordinary shares would begin to share in the proceeds of such an event. The September 2017 Valuation used an estimated equity volatility of [***]% and an expected time to liquidity event of [***] years and applied a [***]% discount for lack of marketability, resulting in an estimated fair value of $1.74 per C ordinary share. The Company did not consider any potential IPO scenario as part of the September 2017 Valuation, as the Company had not yet begun preparations for an offering. The Company supplementally advises the Staff that it did not select prospective lead underwriters for the IPO until [***].

February and March 2018 Option Grants

Subsequent to September 30, 2017, the Company did not approve any further equity grants until February 2018. Between February 6, 2018 and March 21, 2018, the Board approved grants of options to employees, non-employee directors and consultants to purchase an aggregate of 2,548,100 C ordinary shares. All such grants were approved pending the completion of a third-party valuation of the C ordinary shares. This valuation was completed and received by the Board effective as of March 31, 2018 (the “March 2018 Valuation”).

The March 2018 Valuation estimated that the fair value of the C ordinary shares was $2.63 per share. This third-party valuation was performed using a similar methodology as that used in the September 2017 Valuation, except that the March 2018 Valuation included an IPO scenario, reflecting that the Company had made progress toward a potential IPO, including the submission of a confidential draft registration statement on February 9, 2018. The March 2018 Valuation considered (i) scenarios in which the Company would complete an IPO at an average pre-IPO valuation of the Company of $[***] million and (ii) a stay-private scenario. The IPO scenarios were collectively weighted at [***]% probability, as was the stay-private scenario.

For the stay-private scenario, the March 2018 Valuation used an OPM “backsolve” calculation to estimate the Company’s equity value implied by the purchase price of the series A preference shares in September 2017. This equity value was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights, resulting in an implied value of $[***] per share. The March 2018 Valuation used an estimated equity volatility of [***]% and an expected time to liquidity event of [***] years and applied a [***]% discount for lack of marketability and a [***]% discount for lack of control, ultimately resulting in an estimated fair value of $[***] per share.

The total equity value of the Company used in the IPO scenarios was informed by discussions earlier in March 2018 between management and the lead underwriters for the proposed IPO. In the IPO scenarios, the fair value per share was calculated by dividing the total estimated equity value of the Company by the number of fully diluted ordinary shares outstanding, and then discounting the implied per-share value at a rate intended to approximate the Company’s cost of equity between the March 31, 2018 valuation date and the expected IPO date of May 2018 (such discount being approximately [***]%) and a further discount for lack of marketability (approximately [***]%). After taking into account such discounts, the resulting estimated value in the IPO scenarios was $[***] per ordinary share. The IPO and stay-private scenarios were then [***] probability weighted [***]%, resulting in the final fair value estimate of $2.63 per share as of March 31, 2018. The Company notes for the Staff that the [***]% probability of an IPO occurring as of March 31, 2018 was, among other considerations, based on the fact that (1) the Company had only confidentially submitted a draft of the Registration Statement but had not yet publicly filed the Registration Statement, (2) there had been significant volatility in the public equity markets since the start of 2018 and (3) the Board had not made an affirmative decision to pursue the IPO, which occurred in May 2018 prior to the public filing of the Registration Statement.

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May 30, 2018

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Anticipated May 2018 Option Grants

In May 2018, the Remuneration Committee of the Board recommended to the Board the approval of option grants to recently hired employees and recently engaged consultants for an aggregate of 267,802 C ordinary shares. The Company expects the Board to approve such option grants in May 2018, prior to the commencement of the roadshow for the IPO.

In connection with the Remuneration Committee’s recommendation, the Company received an updated third-party valuation of its ordinary shares as of May 26, 2018 (the “May 2018 Valuation”), which estimated that the fair value of the C ordinary shares was $3.75 per share. The May 2018 Valuation used the same methodology as the March 2018 Valuation, except for the following assumptions: (i) the average pre-IPO valuation of the Company was assumed to be $[***] million in the IPO scenarios based on further discussions with the lead underwriters over the course of April and May 2018; (ii) the collective probability of the IPO scenarios was increased from [***]% to [***]%, reflecting that the Company had publicly filed its registration statement for the IPO on May 7, 2018; and (iii) the expected timing for the IPO scenario was extended from May 2018 to the second half of June 2018. Using these updated assumptions, but otherwise maintaining the methodology and assumptions used in the March 2018 Valuation, the May 2018 Valuation yielded an estimated fair value of $[***] for the IPO scenarios.

For the stay-private scenario used in the May 2018 Valuation, the estimated equity volatility was [***]% and the expected time to liquidity event was [***] years, while the other assumptions were the same as in the March 2018 Valuation. The stay-private scenario in the May 2018 Valuation yielded an implied valuation of $[***] per ordinary share.

The IPO ([***]%) and stay-private ([***]%) scenarios were then each probability weighted, resulting in the final fair value estimate of $3.75 per share. Based on the recommendation of the Remuneration Committee, the Board will use this valuation in making its determination of the fair market value of the C ordinary shares for purposes of the option grants to be approved by the Board in May 2018.

Based on the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Valuation Range, or at all, the Company believes that the fair values of its C ordinary shares indicated in the March 2018 Valuation and May 2018 Valuation are consistent with the Company’s preliminary estimates reflected in the Valuation Range.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its restricted share grants and option grants are reasonable and appropriate for the reasons described herein.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ADSs of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 11951 Freedom Drive, Reston, Virginia 20190.

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May 30, 2018

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If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034 or Courtney Thorne at (617) 937-2318.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Christian Itin, Autolus Therapeutics Limited
Matthias Alder, Autolus Therapeutics Limited
Courtney Thorne, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP

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